Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-174248
Dated June 1, 2011

 Digital Domain Media Group, Inc.
Free Writing Prospectus Published or Distributed by Media

This free writing prospectus relates to the Registration Statement on Form S-1 (File No. 333-174248) filed by Digital Domain Media Group, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 16, 2011 (the “Preliminary Prospectus”).

The article attached as Exhibit A was published by the Associated Press on May 29, 2011.  The article attached as Exhibit B was published by TCPalm on May 26, 2011 and updated on May 27, 2011.  The article attached as Exhibit C was published by TCPalm on May 27, 2011.  The article attached as Exhibit D was published by TCPalm on May 27, 2011.

These articles were not prepared by or reviewed by the Company or any other participant in the offering described in the Preliminary Prospectus prior to their publication.  The publishers of these articles are not affiliated with the Company.  The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company.  Statements in these articles that are not attributed directly to John C. Textor, the chairman of the board and chief executive officer of the Company, or any other person identified therein as an employee of the Company or any of its subsidiaries, or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

Clarifications and Corrections

The Company believes that the following information is appropriate to correct information contained in the attached articles:

•
In the article attached as Exhibit C, the author states that “Digital Domain also occupies temporary space in the Kight Center for Emerging Technologies at Indian River State College…”. In fact, the Company, including its subsidiaries, no longer occupies such space.

______________________________________________________________________________

Forward-Looking Statements

The articles attached hereto may contain “forward-looking statements.”  These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.  Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” and similar expressions may also serve to identify forward-looking statements, although not all forward-looking statements include these words.  These forward-looking statements may include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth, strategies, the industries in which it operates and the trends that may affect those industries.  The Company has based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and customer and industry change, and depend on the economic or technological circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. The Company cautions that the forward-looking statements are not guarantees of future performance and that the Company’s actual results of operations, financial condition and liquidity and the development of the industries in which it operates may differ materially from those made in or suggested by the forward-looking statements.  In addition, even if the Company’s results of operations, financial condition and liquidity and the development of the industries in which it operates are consistent with the forward-looking statements, they may not be predictive of results or developments in future periods.  Any or all of these forward-looking statements may turn out to be incorrect.  They can be affected by inaccurate assumptions the Company might make or by known or unknown risks and uncertainties.  Many of these factors will be important in determining future results.  Consequently, no forward-looking statement can be guaranteed.  Actual future results may vary materially.  The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The Company has filed a registration statement (including a prospectus) with the SEC (File No. 333-174248) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. In particular, you should carefully read the risk factors described in the prospectus.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

EXHIBIT A

Digital Domain builds presence in Florida

Mау 29, 2011 10:47 a. m. EDT

By David Fischer, Associated Press

PORT ST. LUCIE, Fla. -- The visual effects company that made Brad Pitt look old and Jeff Bridges look young is expanding to Florida.

Digital Domain Media Group is building a 120,000-square-foot facility, which is scheduled to open in Port St. Lucie by December this year. The company is already working out of a 65,000-square-foot temporary facility in the area with nearly 250 employees.

Besides the new facility in Port St. Lucie, Digital Domain has also partnered with Florida State University's film school to build a branch campus in West Palm Beach.

Digital Domain Media Group Chairman and CEO John Textor said he's been looking to bring a big project to his home state for more than two decades.

"I started thinking about opportunities in Florida back in 1987, when I graduated from college," Textor said.

Those plans started to become more solid in 2006, when Textor and several other investors bought Digital Domain. Founded in 1993, Digital Domain is an Academy Award-winning digital production company with more than 80 feature film credits, including "Titanic," "What Dreams May Come," "The Curious Case of Benjamin Button" and "TRON: Legacy." The company is based in Los Angeles, with additional studios in San Francisco and Vancouver. It's the anchor subsidiary of Digital Domain Media Group.

"As somebody living in Florida, who was aware of the economic development packages available and was also very aware of the talent in Florida, this was to me a passion project," Textor said.

After looking at several locations around the state, Digital Domain Media Group settled on Port St. Lucie. The company received a total of $40 million in cash and land from state and local economic development funds. The company also has a $40 million bond issue with the city of Port St. Lucie, but that money must be paid back eventually.

So far, city officials seem pleased with their investment.

"Digital Domain has come in and had some vibrant job fairs and really energized the market here," Councilwoman Michelle Berger said. "We're excited about the number of people they've put to work already."

The company had an initial goal of 90 employees by the end of the year, but they've already more than doubled that. Textor said he expects to have around 400 employees by the end of the year, when they move into their new facility. Their grants require them to have 500 employees in Port St. Lucie by the end of 2014, but Textor said they should have more than 1,000 by then.

Companies like Digital Domain and Torrey Pines Institute for Molecular Studies, which recently moved its headquarters to the city, are helping the area expand it economic base, St. Lucie County Commissioner Tod Mowery said. Incorporated in 1961, Port St. Lucie has seen tremendous residential growth but relatively little commercial development. It was hit hard when the housing bubble burst.

"With that housing, it began to feel like a large city, population-wise, but was functioning as a bedroom community, where people were going elsewhere for many jobs, except for the construction industry," Mowry said. "So Digital Domain is an opportunity to diversify our economy and keep local residents employed here."

Textor's initial idea for Florida was to set up a digital animation studio, similar to Pixar or DreamWorks. For years, Digital Domain has been adding visual effects to projects for other studios, but Textor said he wants the company to develop its own stories and actually own some of the projects they work on.

Textor started by recruiting two veteran Disney animators. Aaron Blaise and Chuck Williams joined the company's Tradition Studios as director/producers last year. They both spent 15 years working for Disney's Orlando animation studio, but they were transferred to California when the company decided to consolidate its operations several years ago.

Both men had strong ties to Florida and were looking for a chance to return.

"When we heard what John (Textor) was doing out here, it was like a dream come true," Blaise said. "I always wanted to come back to the state, but I never thought I'd be able to come back and stay in this industry."

Besides the appealing location, joining Tradition Studios was a chance for the pair to start a new animation studio with the backing of an established Hollywood entity.

"It was a way to get in on something at the beginning and help set the culture for it and make unique films," Williams said.

Blaise and Williams started with four or five ideas for original stories last year and recently settled on one. The studio is still keeping details about the project a secret, but they're hoping to have it in theaters by 2013.

Despite a lack of details, the new studio does have a clear vision for the tone and themes their films will possess. Pam Coats, another Disney veteran who was recently hired as the Tradition Studio's head of development, said she wants to tell timeless stories that appeal to the broadest audience possible.

"We want to make movies that three generations can go to," Coats said. "It's family entertainment, but it grabs across an age range, so you don't have to have a kid in order to go see the movie."

While developing the digital animation studio originally drew the parent company to Florida, executives quickly realized that the fledgling Florida facility would be an ideal location for a newly acquired company that converted 2D films to 3D. Digital Domain Media Group moved the company, In-Three, along with many of its current employees, from California. After adding dozens more local hires, 3D conversion accounts for the largest part of the Florida facility's staff. With the high demand for 3D movies, In-Three is running two shifts to keep up with the work.

"This whole 3D stereoscopic business is really suitable for Florida, based on talent that is here and the low cost of doing business," Textor said. "It's a much better quality alternative than pushing that work to India or Singapore."

Sticking with what made the company successful, Digital Domain's Florida facility also hosts of team of visual effects artists. Besides the live-action motion picture work the company has been doing for years, Textor said they're also looking to branch out into medical and military simulations.

While Digital Domain Media Group was making a new home in Port St. Lucie, Textor was also working on a partnership in West Palm Beach with Florida State University's College of Motion Picture Arts.

Frank Patterson, the dean of Florida State's film school, says there seems to be a gap in what many digital arts programs are teaching and what businesses actually expect.

"There's a challenge in our field where interns who go into this work don't really get a great internship experience because they don't really have the skills to walk in and do anything very productive for the company," Patterson said.

That's why Digital Domain is helping Florida State establish a new bachelor program specifically related to digital media production. Students will be able to work with industry professionals and conduct research on new technologies.

"You'll be taught be the very best; you'll be working alongside the very best," Textor said. "Your resume, if you work hard, is going to look like a real resume by the time you graduate."

At the same time, Florida State is helping production company establish the Digital Domain Institute to train its artists. The school will offer a number of certifications, including 2D-to-3D conversion.

A 150,000-square-foot facility to house Florida State, the Digital Domain Institute and a new digital production studio will be located in downtown West Palm Beach. City Commissioner Kimberly Mitchell said the city has given the new school a prominent 6-acre site, plus $10 million in community redevelopment funds to help pay for the building. Countless proposals have been made for the site since the city bought it 20 years ago, but Mitchell said none of them seemed significant enough.

"You save your really prominent sites for the right thing," Mitchell said.

Florida State will start accepting students for the new major by 2012. They'll take classes at temporary locations until 2014, when the permanent facility is set to be finished. Students will spend their freshman year at the main campus in Tallahassee and then go to West Palm Beach for the next three years.

Textor said the ultimate aim of the new major is to go beyond teaching students to simply use a software package but to be artists.

"The total education is still important," Textor said.

"Developing the mind is just as important as teaching them to point and click with their mouse."

© 2011 The Associated Press. All rights reserved. This material may not be published, broadcast, rewritten or redistributed.

Exhibit B

A look at who's drawing attention at Digital Domain Media Group

Posted May 26, 2011 at 1:38 p.m., updated May 27, 2011 at 3:38 p.m.

By Alexi Howk

As part of Digital Domain Media Group's effort to produce films that rival those created by Disney and Pixar, it's hiring some of those company's veteran animators.

That means some of the people behind films such as "The Lion King," "Mulan" and "Toy Story" are living on the Treasure Coast — maybe shopping in your Publix, visiting your favorite beach or dining in your favorite restaurant.

Digital Domain Media Group's feature animation division employs 15 people for now. That group is led by director Aaron Blaise, a former Disney animator and co-director of the 2003 film, "Brother Bear." Digital Domain feature animation division co-director Chuck Williams also is a former veteran Disney editor and producer, producing "Brother Bear."

Blaise said story ideas come from everywhere.

" 'Brother Bear,' for example, started out as a father/son story, and it started out as a father who didn't spend any time with his son and his son kind of ran rampant and became this bear," Blaise said. "That whole thing started with us talking about the song, 'Cats in the Cradle' (by Harry Chapin). It just evolved and became what the movie is up on the screen."

In the past year, Digital Domain Media Group has developed four story ideas for feature animation movies and expects to release its first film in 2014, Blaise said.

Here is a look at key people working for Digital Domain.

AARON BLAISE

Age: 43

Title: Director of feature animation

Moved from: Los Angeles

Lives now: Jensen Beach

Film credits: "Brother Bear" (co-director), "Mulan" (supervising animator), "Aladdin" (head animator), "Beauty and the Beast" (animator), "The Lion King" (supervising animator), "Pocahontas" (animator), "The Rescuers Down Under" (animator), "Roller Coaster Rabbit" (animator), "Trail Mix Up" (animator)

Quote: "When I was in Africa, I stepped into a tiny restaurant outside of Nairobi. On the wall was a mural of all of the Lion King characters including mine. The folks working there were all big fans of the film. So I pulled out my sketch book and did a drawing for the staff. As I left, everyone from the restaurant came out to shake my hand and wish me well. They then taped the drawing to the window of the door in the front entrance. Our films are truly far reaching."

CHUCK WILLIAMS

Age: 47

Title: Director of feature animation

Moved from: Pasadena, Calif.

Lives now: Palm City

Film credits: "Brother Bear" (producer), "Lion King" (second unit editor), "Beauty and the Beast" (second unit editor), "Pocahontas" (editor), "Aladdin" (second unit editor), "Legend of the Guardians" (story consultant)

Quote: "The best part of working for Digital Domain in Florida is the freedom of creative exploration we have without all the pressure and hierarchy of a big studio. Here, the idea is king — what's going to have most impact on an audience? What's going to make them laugh or cry or get their heart racing? The focus is on the work and not all the stuff happening behind the curtains."

CRAIG GRASSO

Age: 48

Title: Head of story

Moved from: San Francisco

Lives now: Palm City

Film credits: "Brother Bear,"(layout artist), "Lilo & Stitch," (layout artist), "Mulan," (layout artist) "Ice Age: The Meltdown"(visual development artist), "Robots," (visual development artist), "Brave," (story artist)

Quote: "While I was on 'Brother Bear' under the direction of Aaron Blaise and Bob Walker, I was asked to perform well beyond what I thought I could produce as an artist. They constantly challenged me to step outside of my comfort zone and to elevate to a new level as an artist and a filmmaker. As a result, I grew more than I ever imagined possible. That's the greatest part of being here at Digital Domain ... the things that made that awesome experience in the past are part of an everyday experience here in our studio."

PAM COATS

Title: Head of creative development

Moved from: Los Angeles

Lives now: looking for a Treasure Coast home

Film credits: "Gnomeo and Juliet (creative executive), "Mulan" (producer), "The Rescuers Down Under" (assistant production manager), "Runaway Brain" (executive producer),

Quote: "I help identify which movies we are going to make, and then I assist the directors with helping to tell their stories with strong storylines and great characters."

ANGELO LIBUTTI

Age: 38

Title: Senior story development artist

Moved from: Los Angeles

Lives now: Stuart

Film credits: "Dorothy of Oz" (storyboard artist), "Kung Fu Panda" (animator), "9" (storyboard artist), "Alvin and the Chipmunks" (animator), "Tarzan II" (storyboard artist) "Ice Princess" (storyboard artist), "Triplets of Belleville" (animator), "Everyone's Heros" (storyboard artist), "The 3 Wise Men" (animator), "Surly Squirrel" (color concept/designer, visual developer)

Quote: "Working on 'Dorothy of Oz,' the whole team was really motivated to make good art. The work was beautiful and original and yet stayed true to the famous novel. All of the artists were strong, and we really bonded. We became best friends."

STAN SZYMANSKI

Age: 55

Moved from: Los Angeles, Calif.

Lives now: Stuart

Title: Head of digital studio

Film credits: "Independence Day," "Starship Troopers," "Spider-Man," "Spider-Man 2," "Superman Returns," "Stuart Little," "Surf's Up," "Alice in Wonderland" (2010), "Harry Potter and the Deathly Hallows," "Harry Potter and the Sorceror's Stone," "G-Force," "Matrix Reloaded," "Matrix Revolutions," (Pacific Ocean post, director of operations/film division and visual effects line producer and held various senior studio executive level positions and independent consultant roles on these films).

Quote: "'Stuart Little'...was such a labor of love to get made. ... We were building a new and complicated pipeline to create a living, breathing mouse wearing fur, clothing and interacting with live actors in real settings. The end result is one of my favorite examples of 'catching lighting in a bottle' where everyone was thrilled at how well the final project turned out. All that technology in service of such a sweet, heartfelt story."

MARC RIENZO

Age: 35

Title: Visual effects supervisor

Moved from: Marina del Rey, Calif.

Lives now: Port St. Lucie

Film credits: "Tron Legacy" (Outsource sequence supervisor), "2012" (compositing supervisor), "IRobot" (Look development lead), "Spiderman" (Color and lighting), "The Lord of the Rings: The Two Towers" (Compositing), "xXx" (Lead compositor)

Quote: "When I was working on "Grinch" back at Digital Domain in Venice, ... Jim Carrey literally came bouncing into my office. He was curious to see the work (Digital Domain) was doing and came by for the day. I quickly realized he was as enamored by our work as much as we were of him."

© 2011 TCPalm. All rights reserved. This material may not be published, broadcast, rewritten or redistributed.

Exhibit C

Port St. Lucie's Digital Domain positioning itself to rival Disney, Pixar

Posted May 27, 2011 at 7:51 a.m., updated May 27, 2011 at 2:38 p.m.

By Alexi Howk

PORT ST. LUCIE — Since Digital Domain Media Group launched here in 2009, it's positioning itself to produce feature animation movies that will rival films created by Disney, DreamWorks and Pixar.

Over the next several years, Digital Domain is expected to create more than 1,000 jobs and has the potential to put Port St. Lucie on the map as a major filmmaking center.

In the past 18 months, the company has attracted veteran animators from Disney and Pixar whose film credits include "The Lion King," "Mulan" and "Toy Story."

A tour last month of the company's offices provided a unique look at how Digital Domain Media Group is growing and helping change the Treasure Coast economy.

"It's such a big deal that this company is here. I just don't think a lot of people realize that this is huge," said Rob Zeigler, visual effects coordinator for Digital Domain Media Group, who previously taught at Full Sail University, a reputable film school in Orlando, for six years.

Larry Pelton, president of the Economic Development Council of St. Lucie County, said if the company reaches 1,000 employees that would make it the second largest private employer in St. Lucie County and among the five largest in the region.

And the company could bring spinoffs to the Treasure Coast, helping grow a filmmaking industry here. Digital Domain Media Group expects to move into its new $40 million, 120,000-square-foot studio in Tradition by the end of this year.

"I would anticipate that we'll start to see inquiries from more studios that may want to locate here once (Digital Domain) gets into that new building," Pelton said.

For now, the company is developing ideas and story lines for four feature animation films and has selected one to make and release in 2014. The company remains tight-lipped with any details about the films.

Some of the company's major hires for its feature animation division — so far headed by a team of 15 — include veteran Disney animator Aaron Blaise and editor Chuck Williams, as well as Craig Grasso, who's worked at Pixar, Disney and Blue Sky, which produced the "Ice Age" series and this year's "Rio."

Williams, 47, said Digital Domain has nowhere to go but up.

"We're getting the talent, hopefully we're creating the culture," he said. "We've got the right ideas. As Pixar is struggling with sequels and Disney's struggling to find itself, I think it's a good time for us to come in with a different point of view with great family films."

Digital Domain Media Group Chairman and CEO John Textor, a former investment banker, said the company will produce family films that don't contain the kind of adult humor and sex-related jokes geared toward parents found commonly in children's animation films.

"Tradition studios at Digital Domain looks to be known for extremely clean, family films that are memorable, strong, powerful stories that we hope you're thinking about years later," Textor said. "If you need to tell a gas joke to make a kid laugh then you're probably not that funny."

Digital Domain Media Group is the parent company of California-based Digital Domain, an Academy Award-winning digital production studio co-founded in 1993 by film director James Cameron and part owned by director Michael Bay. The company has been a leading provider of computer-generated animation and digital visual effects for major motion picture studios and advertisers.

Some of the company's film credits at the California facility include "Transformers," "Pirates of the Caribbean," "Tron: Legacy" and "The Curious Case of Benjamin Button."

The company has provided visual effects for more than 80 films since 1993, several of which have won Academy Awards, including for best visual effects. But now it wants to brand itself as a standout major filmmaker in feature animation.

"We definitely want to embrace more family films," Blaise said. "From a visual standpoint, we are a visual effects company that's really great at creating imagery. And so, I think our imagery might break the mold a little bit.

"If you look at DreamWorks or Blue Sky or Disney they tend to look the same in a certain sense. The film 'Rango' was done by ILM, a visual effects company, and it has a completely different look than the rest of the films. And that's what excites me because it's going to start breaking new ground visually."

The feature animation division in Port St. Lucie, which will produce original stories for animated films, is currently the company's smallest division. However, the division is expected to grow to a couple hundred employees with the release of the company's first feature animation film.

While the company's animation studio is being built in Tradition, employees are working out of a 65,000-square-foot building at 8881 S. U.S. 1 formerly occupied by Liberty Medical and now leased by Digital Domain.

The Port St. Lucie studio will focus on creating original content for feature animation films, visual effects, video games, military simulation and 3-D animation.

Digital Domain also occupies temporary space in the Kight Center for Emerging Technologies at Indian River State College and plans to build the Digital Domain Institute in West Palm Beach, a four-year program in advanced digital media supported by the College of Motion Picture Arts at Florida State University.

In late 2010, Digital Domain Media Group acquired In-Three, a company that pioneered technology to convert flat, two-dimensional live action films into 3-D stereo imagery. Digital Domain relocated the majority of In-Three's employees to its Port St. Lucie headquarters. In-Three worked on Tim Burton's "Alice in Wonderland."

Pelton said he's been impressed with Digital Domain's presence in the county's school system.

"One thing John always said was he really wants to incubate his own workforce right here, and he wants to do that in the school systems, K-12, as well as post secondary, college and university, and that's remarkable," Pelton said. "It's the first company I've heard articulate a goal growing their own workforce and partnering with education to do that. To me, that's the best story of the whole project. I've seen how excited the kids are about gaming, and in fact, I heard more from students who heard of who Digital Domain was than adults who heard what Digital Domain was."

Edwin Massey, president of Indian River State College, said the company has provided more than 45 jobs for IRSC students, and that number continues to climb.

Massey said the college built the Kight Center for Emerging Technologies about five years before Digital Domain came to the area.

"So, basically we were exporting students to other parts of the state when they graduated to get jobs," Massey said. "Once Digital Domain came in we were extremely excited when they decided to relocate here because that provided several hundred jobs for our graduates, and it diversified our economy in the area. It brought a whole new opportunity to the area in terms of the digital arts and the film industry."

Massey said the college got approval from the state last year for a baccalaureate degree in digital media.

"I think the real impact in addition to the numbers has been the attitude," Massey said. "The students see a job at the end of their educational program. They see a job they can compete for so they are more engaged and have a purpose to work for."

Digital Domain is the kind of company that attracts young and up-and-coming talent.

Most of the company's employees are males between the ages of 21 and 30. The company provides the sort of relaxed, loose atmosphere found at Google and popular online shoe company Zappos.

Employees come to work in T-shirts and jeans and play ping-pong or pool in the company game room while on break."Rookie, come on!" Textor shouted at an intern who was playing pool. "Seriously, I've only been by this room like five times in the last few days and you're always playing pool.

"He's getting much better at pool, but I don't think he's working too hard," Textor joked.

The 3D effects team works on the first floor in an open, close-knit, cubicle-free area, and the features animation team occupies offices on the second floor.

Artwork for future projects lines the walls of the feature animation area. Digital Domain's logo, an inverted double D, is prominent throughout the building.

Blaise, 43, who co-directed Disney's, "Brother Bear," came to Digital Domain Media Group in early 2010 after having worked at Disney for nearly 22 years. He and Williams, who produced "Brother Bear," both started and left Disney at about the same time.

Blaise and Williams, both originally from Florida, are now directors in Tradition studio's feature animation division.

Blaise and Williams said they saw the move to Digital Domain not only as an opportunity to return to their home state of Florida but a challenge that would allow them the creative freedom they said they didn't have at Disney.

"With a big company, it's great because you're making big films, and they're gonna get made and they're gonna get out there, but you have less say in what you're gonna make and less creative freedom," Blaise said. "We had heard about this studio starting in Florida, and we'd always had it kind of in our sights to come back, and we just kind of took a big leap.

"It was a little scary. But we talked about it quite a bit and we realized, you know, it's gonna be high risk, but it's high reward. We have the potential to make this another Blue Sky, another Pixar, and I really think we can do it."

Grasso, 48, who joined Digital Domain from Pixar about six months ago, is the head of story at the company. He works with directors and helps them get stories into an outline and into script form.

"I'm hoping to finish my career out here," he said. "It's been awesome. I have never worked in a studio where you have so much input."

In 2009, Digital Domain Media Group received incentive grants worth nearly $70 million from the state and Port St. Lucie to build an approximately 120,000-square-foot, $40 million digital production studio in Tradition.

In exchange for incentives, the company agreed to create up to 500 jobs with an average annual salary of $65,000 by 2014. The company, now at 243 employees, is on its way to overwhelmingly exceeding that goal.

On May 16, the company filed plans with the Securities and Exchange Commission to go public. According to the filing, the company plans to raise $115 million in an initial public stock offering, likely sometime in late summer or early fall.

The company made $101.9 million in revenues last year, up 70 percent from 2009 for its visual effects business, according to the filing. It realized an operating income of $17.1 million for the visual effects side. However, the company lost $30.2 million of corporate expenses for its start-up operations in Port St. Lucie. The company has $43 million in cash reserves.

Although some critics have expressed doubts over Digital Domain's ability to become successful in Port St. Lucie and have balked at the incentives the city gave Digital Domain, Williams and Blaise dismiss those concerns.

"There's been a lot of start-ups in animation," Williams said. "The big two differences ... one, we have 17 years of Digital Domain visual effects history that is stellar — one of the top visual-effects companies in the world; 'Tron,' 'Titantic,' 'Benjamin Button,' really great movies.

"The second thing is John Textor is just a genius at being able to arrange financing. The sense I get from a lot of these other start-ups is it's a couple of artists that have hired their (accountant) cousin to be the (chief financial officer), and they run out of money in like 18 months. This guy knows how to do it."

Blaise said Textor has a tremendous ability to think outside the box.

"The vision that he has for what we can become, that's constantly evolving from a day to day basis," Blaise said. "It's a snowball going down a hill getting bigger and bigger and bigger."

DIGITAL DOMAIN TIMELINE

July 2009: Digital Domain publicly announces plans to build a movie animation studio in Port St. Lucie and create up to 500 jobs with an average annual salary of $65,000.

August 2009: The City Council agrees to purchase 15 acres for $10 million from Tradition Outlet LLC to build Digital Domain an approximate 150,000 square foot movie animation studio, part of a $51.8 million city incentive package to lure the company here.

September 2009: Florida State University’s award-winning film school releases a letter of intent to partner with Digital Domain to build the Digital Domain Institute, a four-year program in advanced digital media supported by FSU’s College of Motion Picture Arts.

October 2009: State of Florida awards Digital Domain $20 million in economic development money to locate in Port St. Lucie.

November 2009: Digital Domain begins hiring for its Port St. Lucie facility.

December 2009: The City Council gives final approval to a 20-year lease agreement with Digital Domain.

January 2010: Digital Domain moves into leased space at Tradition Station

February 2010: The City Council authorizes the city issuing $39.9 million in bonds to build Digital Domain’s movie animation studio.

March 2010: Digital Domain buys naming rights for New York Mets spring training home, formerly known as Tradition Field.

June 2010: Indian River State College Board of Trustees approves Digital Domain using space in its Kight Center for Emerging Technologies.

August 2010: Digital Domain moves into space at Indian River State College.

September 2010: Digital Domain, the city of West Palm Beach and Florida State University College of Motion Picture Arts announce a proposal and partnership to build the Digital Domain Institute in West Palm Beach.

September 2010: Digital Domain announces plans to hire 200 people in the next six months.

October 2010: Digital Domain holds tech job fair at Digital Domain Park to speed up its hiring.

November 2010: Digital Domain announces acquisition of In-Three Inc., a pioneer of 3-D technology.

November 2010: Digital Domain signs contract with West Palm Beach to build Digital Domain Institute to complement its Port St. Lucie studio.

April: Digital Domain announces partnership with Florida State University’s film school to open the Digital Domain Institute.

May: Digital Domain announces it reached 243 employees.

May: Digital Domain files plans to go public and raise $115 million in an initial public offering.

JOHN TEXTOR

Age: 45

Title: Chairman and CEO of Digital Domain Media Group

Grew up in West Palm Beach and was a former skateboarding champion in his childhood

Resident of Jupiter Island

Graduated from Wesleyan University in Connecticut with a bachelor’s degree in economics

Began his professional career in various merchant and investment banking capacities working for Shearson Lehman Hutton and Paine Webber

Also chairman of Academy Award-winning Digital Domain of Venice, Calif., a leading visual effects and animation company providing “state-of-the-art” digital imagery for feature films, television advertising, video games and interactive visual media

A founding director of Lydian Trust Co., a Florida-based diversified financial services company. He sold his interest and resigned from the board in 2004.

Also the founder and president of Wyndcrest Holdings, LLC, a Florida-based private holding company focused on technology-related opportunities in entertainment, telecommunications and the Internet

Prior to its sale in October 2007, served as the chairman and CEO of BabyUniverse Inc., a leading e-tailer of baby-related products to new and expectant parents

Past director of Multicast Media Technologies Inc., a global provider of Internet-based broadcast media, which was sold to KIT Digital of Prague.

Former chairman of the board of directors for Sims Snowboards, a prominent global snowboard brand

MAJOR EMPLOYERS IN ST. LUCIE COUNTY (as of Spring 2011)

St. Lucie County School District: 5,350

HCA Healthcare: 2,710

Liberty Healthcare Group Inc. and Liberty Home Pharmacy: 2,700

Walmart retail: 1,882

Indian River State College: 1,752

QVC: 1,076

Florida Power & Light Co.: 1,038

City of Port St. Lucie: 942

St. Lucie County Board of County Commissioners: 656

McDonald’s: 638

Wal-Mart Distribution Center: 600

St. Lucie County Sheriff’s Office: 525

Home Depot: 518

Publix Supermarkets: 515

Source: St. Lucie County government

© 2011 TCPalm. All rights reserved. This material may not be published, broadcast, rewritten or redistributed.

Exhibit D

Digital Domain movie animation studio should be operational by December in St. Lucie

Posted May 27, 2011 at 8:17 a.m., updated May 27, 2011 at 3:34 p.m.

By Alexi Howk

PORT ST. LUCIE — Travelers on Interstate 95 near the Tradition exit have probably noticed a large new building going up.

That's Digital Domain Media Group's future $40 million, 120,000-square-foot movie animation studio where an estimated more than 500 employees eventually will work.

The studio, being built by Port St. Lucie as part of an incentive package the city offered Digital Domain in 2009 to attract the company here, is expected to be operational by December. The city used bond money and money it got from developers to provide incentives, and Digital Domain is paying the city back for the cost of the building through a lease agreement. No municipal tax dollars were used as incentives, according to the city.

The studio will focus on creating original story content for feature animation films, visual effects and 3-D animation.

It also will contain open areas to educate students on field trips about digital production and how Digital Domain makes its films.

Digital Domain Media Group Chairman and CEO John Textor said parts of the studio would remain closed to the public to maintain confidentiality on company projects.

"We get that the public helped us get here so every chance you have to bring them into the fun, especially if that fun is part of our mission, we want to do that," Textor said.

The studio will have an outdoor amphitheater for public events and also will have youth and adult soccer fields on site.

Textor said the company partnered with the Kicks Soccer Club in West Palm Beach last year and opened a north division in Palm City. Through the partnership, the club hired professional trainers to teach youth how to play soccer.

Textor said about two-thirds of the 400 children who attend the club in Palm City are from Port St. Lucie, so it made sense to put soccer fields on the studio's property in Tradition. Textor also said many of the participants in the club are on scholarships to make it affordable.

Digital Domain Media Group is paying for the program using direct company capital beyond what it received from the city, Textor said.

Aaron Blaise, a former veteran animator for Disney and now a director in feature animation at Digital Domain's Tradition studio, said the studio rivals Disney's former animation studio at Hollywood Studios in Orlando and in Los Angeles.

"This is a great open place," Blaise said. "That's what I love about John is that he's so involved with the community and wants to embrace the community and therefore them embrace us and have this great relationship."

Textor said the company also would focus on doing military simulation work and whether that occurs at a sister facility in Abu Dhabi or on additional land the company purchased in Tradition hasn't been determined at this point.

"We'll have people in our facility here that will be driving the military business forward," Textor said. "We're a global company. This is our headquarters, and these partnerships we have in other regions bring a lot of value back here."

© 2011 TCPalm. All rights reserved. This material may not be published, broadcast, rewritten or redistributed.